SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 0-24673
(Check one)
[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
For period ended December 31, 2001
[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For the transition period ended ________________________________________________
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the item(s)
to which the notification relates: ____________________________________________
________________________________________________________________________

PART I REGISTRANT INFORMATION
Full Name of Registrant: Metawave Communications Corporation
Former Name if applicable: _____________________________________________________________ ____________________________________________________________________________________
Address of principal executive office (Street and Number): 10735 Willows Road NE
City, state and zip code: Redmond, Washington 98052
PART II RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K,
           10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or
[X]      before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.
PART III NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F,
10-Q, Form 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

     In March 2002, Metawave Communication Corporation (the "Company") announced that in connection with the restructuring of the Company's Asian operations, certain unauthorized commitments made to customers in Asia were identified. Although the company has not determined whether these unauthorized commitments are binding, the existence of these commitments has raised issues regarding the recognition and timing of SpotLight GSM product revenue in 2001. Several class action shareholder lawsuits have been filed against the Company following the March 2002 announcement. In connection with those lawsuits, the Company is investigating these issues.

     The investigation of these transactions and related activities have caused a substantial delay in the Company's preparation of its Annual Report on Form 10-K and release of its final results of operations for the year ended December 31, 2001. As a result of the aforementioned events, the Company has determined that it needs an additional period of time, not to exceed the fifteenth calendar day following the prescribed due date of April 1, 2002, to prepare and file its Form 10-K.

PART IV OTHER INFORMATION
Name and telephone number of person to contact in regard to this notification. Kathryn Surace-Smith (425) 702-5600 (Name) (Area Code) (Telephone Number)

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securi-
           ties Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                                                                       [X] Yes   [ ]   No

     (3)  Is it anticipated that any significant change in results of operations from the cor-
           responding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                                                                       [ ] Yes    [ ]   No

If so: attach an explanation of the anticipated change, both narratively and quantita- tively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Metawave Communications Corporation (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: April 1, 2002	By: /s/ Kathryn Surace-Smith Kathyrn Surace-Smith Vice President, General Counsel and Secretary

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).